KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
10680 TREENA STREET, SUITE 600
SAN DIEGO, CA 92131

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E61482-P20792

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01)	Scott Anderson	05)	Scot Jarvis
02)	Bandel Carano	06)	Jane Judd
03)	Eric DeMarco	07)	Samuel Liberatore
04)	William Hoglund	08)	Amy Zegart

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 29, 2019.	☐	☐	☐
3. An advisory vote to approve the compensation of the Company's named executive officers, as presented in the proxy statement.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and the Annual Report on Form 10-K are available at www.proxyvote.com.

E61483-P20792

Kratos Defense & Security Solutions, Inc.
This proxy is solicited by the Board of Directors
FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 9, 2019

The undersigned hereby appoints Eric DeMarco and Deanna Lund, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of common stock of Kratos Defense & Security Solutions, Inc. (Kratos) which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Kratos to be held at the Rancho Bernardo Inn at 17550 Bernardo Oaks Drive, San Diego, CA 92128 on May 9, 2019 at 9:00 A.M. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR EACH OF THE NOMINEES LISTED IN PROPOSAL 1 AND FOR THE APPROVAL OF PROPOSALS 2 AND 3. THE PROXY HOLDERS ARE AUTHORIZED TO VOTE IN THEIR DISCRETION WITH RESPECT TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

Please vote, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

Continued and to be signed on reverse side